
Interbrew

THE WORLD'S LOCAL BREWER

03 MAY 19 AM 7:21


03050606

By courier

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 16 mai 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,



PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

Enclosure: press release




Interbrew

THE WORLD'S LOCAL BREWER

PRESS RELEASE

Stella Artois® Official Partner of Film Festival of Cannes

Brussels 16 May, 2003

Interbrew, *The World's Local Brewer©*, is pleased to announce that Stella Artois® is an Official Partner of the 2003 Film Festival of Cannes. Stella Artois Screen® is the global sponsorship platform of Stella Artois®, one of Interbrew's international powerhouse brands. Stella Artois Screen® organizes many international and local film-related activities. The sponsorship platform is part of Stella Artois'® long-term marketing strategy.

Stella Artois Screen® is pleased to be an Official Partner, for the second year, of the Cannes Film Festival, from 15 May until 26 May 2003. By partnering with one of the most outstanding international film festivals in the world, Stella Artois Screen® creates international awareness for its long-term commitment to film enthusiasts and the film industry. Various film-related activities will be organized at the Stella Artois Screen® Beach pavilion along the famous Cannes Croisette, such as a Belgian Day on Saturday 17 May 2003 and Stella Artois Screen® parties.

In Interbrew's brand portfolio many brands have a successful sponsorship theme, such as "football" for the Belgian lager Jupiler® and the Croatian lager Ozjusko®, and "F1" for Interbrew's other powerhouse brand Beck's®. In 2002 Interbrew chose "film" as its global sponsorship theme for its powerhouse brand, Stella Artois®. In-depth research found that the typical Stella Artois® consumer was interested in films and film-related activities and that the overlap in target audience – from age to gender to cultural interest – made film the absolute ideal sponsorship theme.

Stella Artois Screen's® international film activities include an initial three-year Official Partnership with the Cannes Film Festival and also the Official Partnership of the Cannes Film Festival's Paris-based Residence for Young Filmmakers, *La Cinéfondation*. The latter is part of Stella Artois Screen's® expressed commitment to support the next generation of filmmakers. To this end, Stella Artois Screen® sponsors various on-line and televised film programmes of international broadcaster BBC World, including their flagship film programme *Talking Movies* and the 2003 Talking Movies Young Filmmaker of the Year Award.


Interbrew

THE WORLD'S LOCAL BREWER

On a local level Stella Artois® will remain focussed in 2003 on creating proximity with consumers by setting up local film-related activities such as:
- the Outdoor Giant Screen Roadshow in Central and Eastern Europe and a Giant Outdoor Screen event in Russia, both taking great films to outdoor venues for free viewing by thousands of movie lovers;
- long-term partnerships with the Film Festivals of Sarajevo and Zagreb;
- the continuation of the Stella Artois Screen Awards in Bulgaria;
- Première Club in the UK;
- Stella Artois Screen® will also be present in Asia in 2003, as partner of the Stella Artois Screen® Starlight Cinema Festival in Singapore, Asia's largest outdoor cinema festival series;
- Stella Artois Screen® website, www.stellaartoisscreen.com, provides you information on all the film-related happenings in which Stella Artois Screen® countries are involved.

"Interbrew is thrilled to be present in Cannes for the second year with its powerhouse brand Stella Artois®." said Brent Willis, Chief Marketing Officer of Interbrew. *"In line with our strategy of The World's Local Brewer© we are proud of the successful implementation of our international film sponsoring strategy in our local Stella Artois® markets around the world."*

Interbrew - *The World's Local Brewer©*

A public company (INTB – Euronext) based in Brussels, Belgium, Interbrew is one of the oldest beer companies in the world. Our strategy, The World's Local Brewer©, is to build strong local platforms in the major beer markets of the world. We have a portfolio of more than 200 brands and we employ more than 35,000 people. We run operations in 21 countries across the Americas, Europe and Asia Pacific and have strategic minority stakes in various brewers around the globe. In 2002 we realised a turnover of close to 7 billion euro.

Visit us on web site www.interbrew.com for more information.

Additional information:

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Mobile: +32-475-92-25-72
Fax: +32-16-31-59-69
E-mail: gwendoline.ornigg@interbrew.com